March 1, 2011

David G. Van Hooser

Harbor Funds

111 South Wacker Drive, 34th Floor

Chicago, IL 60606

RE:	Contractual Advisory Fee Waivers – March 1, 2011 through February 29, 2012

Dear Mr. Van Hooser:

In connection with our service as investment adviser to the specific Harbor funds listed below, we hereby agree to reduce our advisory fee with respect to each such Harbor fund until February 29, 2012 in the manner set forth below. This agreement may not be amended and shall automatically expire at the close of business on February 29, 2012 without further action by either party.

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Harbor Capital Appreciation Fund: We agree to reduce our advisory fee from 0.60% to 0.58% on assets between $5 billion and $10 billion and to 0.57% on assets over $10 billion through February 29, 2012.

•

Harbor International Fund: We agree to reduce our advisory fee from 0.75% on assets up to $12 billion and 0.65% on assets in excess of $12 billion to 0.63% on assets between $24 billion and $36 billion, to 0.62% on assets between $36 billion and $56 billion and to 0.61% on assets over $56 billion through February 29, 2012.

•	Harbor High-Yield Bond Fund: We agree to reduce our advisory fee from 0.60% to 0.57% on all assets through February 29, 2012.

•	Harbor Bond Fund: We agree to reduce our advisory fee from 0.48% to 0.455% on assets over $1 billion through February 29, 2012.

•	Harbor Money Market Fund: We agree to reduce our advisory fee from 0.20% to 0.18% on all assets through February 29, 2012.

Please acknowledge your agreement with the foregoing as of the date set forth above by signing in the space provided below and returning an executed original to my attention.

HARBOR CAPITAL ADVISORS, INC.

By:	/s/ Charles F. McCain

Charles F. McCain, Executive Vice President

Agreed and Accepted HARBOR FUNDS

By:	/s/ David G. Van Hooser

David G. Van Hooser, President

111 South Wacker Drive, 34th Floor | Chicago, Illinois 60606-4302

T 800-422-1050 | F 312-443-4444 | www.harborfunds.com